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                               FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                          Dated June 24, 2004

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 24, 2004
                -----------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

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[Credit Suisse Group Logo]                    Media Relations

                                              CREDIT SUISSE GROUP
                                              P.O. Box 1
                                              CH-8070 Zurich
                                              www.credit-suisse.com

                                              Telephone  +41 1 333 88 44
                                              Telefax    +41 1 333 88 77
                                              media.relations@credit-suisse.com

CREDIT SUISSE BOARD SHARPENS STRATEGIC FOCUS AND APPROVES NEW MANAGEMENT
STRUCTURE

OSWALD J. GRUEBEL IS APPOINTED SOLE GROUP CEO; BRADY W. DOUGAN TO HEAD CSFB

EMPHASIS ON STRATEGIC GROWTH THROUGH CLOSER INTEGRATION OF BANKING BUSINESSES AND EXPLORING OPTIONS FOR CAPTURING VALUE OF INSURANCE BUSINESS

ZURICH AND NEW YORK, JUNE 24, 2004 - THE BOARD OF DIRECTORS OF CREDIT SUISSE GROUP TODAY ANNOUNCED A SERIES OF STRATEGIC INITIATIVES, INCLUDING STRUCTURAL AND MANAGEMENT CHANGES DESIGNED TO TAKE ADVANTAGE OF THE GROUP'S IMPROVED BUSINESS MOMENTUM AND TO STRENGTHEN INTEGRATION OF ITS GLOBAL CAPABILITIES.

Effective July 13, the Group will be structured along three business lines: investment banking and wealth and asset management under the legal entity Credit Suisse First Boston (CSFB); financial services, including global private banking and corporate and retail banking in Switzerland, under the legal entity Credit Suisse; and insurance under the legal entity Winterthur.

Commenting on the announcements, Chairman Walter B. Kielholz said: "At this point in time, we have no interest in pursuing a merger with another financial institution. Credit Suisse Group's financial performance has improved significantly as a result of strong measures taken by management. Our goals now are to accelerate organic growth and strengthen the competitive positioning of our core banking businesses; further improve the profitability of Winterthur and explore all options for capturing the value of our insurance business for stakeholders; and, finally, to position the Group to play a leading role in the evolution of the global financial services industry."

Effective as of July 13, 2004, Oswald J. Gruebel, currently CEO of Credit Suisse Financial Services and Co-CEO of Credit Suisse Group, has been appointed sole Chief Executive Officer of Credit Suisse Group. Oswald J. Gruebel is currently Co-CEO of the Group along with John J. Mack, who has agreed with the Board of Directors not to renew his contract which will expire as of July 12.

Walter B. Kielholz said: "On behalf of the Board of Directors I wish to express our appreciation for everything that John J. Mack has accomplished at CSFB and Credit Suisse Group. He led a dramatic turnaround of CSFB - delivering a USD 1.4 billion profit last year, enhancing its reputation by resolving major regulatory challenges and strengthening the franchise in key areas for future growth."

Also effective July 13, Brady W. Dougan will assume responsibility for the operations of the investment banking and wealth and asset management arm of the Group and be named CEO of CSFB. Brady W. Dougan, who joined CSFB in 1990, has previously held a series of senior positions in the firm, most recently Co-President of Institutional Securities.

In addition to his new position as head of Private Banking and Corporate & Retail Banking, Walter Berchtold will assume the role of CEO of Credit Suisse.

Brady W. Dougan, Walter Berchtold and Leonhard H. Fischer, CEO of Winterthur, will all report directly to Mr. Gruebel.

Walter B. Kielholz added: "Oswald J. Gruebel has an impressive record of success over nearly three decades in leadership roles in CSFB, private banking and our other core businesses. He is a proven leader with the experience and skills necessary to ensure that our management team remains focused on a single integrated strategy to grow our businesses in the months ahead."

Oswald J. Gruebel noted: "Recent results testify to the strength of Credit Suisse Group. We have world-class clients, and some of the most talented professionals in the industry enabling us to pursue promising opportunities to grow organically. The new structure establishes clear lines of responsibility for developing and implementing our strategy, and strengthens our ability to integrate our businesses globally."

Commenting on his new leadership role, Brady W. Dougan said: "CSFB ranks among the most respected global investment banking platforms. The changes announced today reflect the strong commitment of the Group to investment banking. I look forward to working with Oswald J. Gruebel and my colleagues on the Group Executive Board to grow our business by taking full advantage of the business opportunities across our global platform."

In addition to the management appointments announced today, Oswald J. Gruebel will be forming a Committee of the Group Executive Board responsible for the day-to-day management of the Group. Reporting to Oswald J. Gruebel, this committee will include Walter Berchtold, Brady W. Dougan, Leonhard H. Fischer, Urs Rohner, Head of the Group Corporate Center, Renato Fassbind, Chief Financial Officer effective August 2004, and Richard E. Thornburgh, Chief Risk Officer of the Group.

ENQUIRIES
Credit Suisse Group, Media Relations                  Telephone +41 1 333 88 44
Credit Suisse Group, Investor Relations               Telephone +41 1 333 45 70

CREDIT SUISSE GROUP

Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of March 31, 2004, it reported assets under management of CHF 1,241.3 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

CREDIT SUISSE GROUP
STRUCTURE AS OF JULY 13, 2004


                               CREDIT SUISSE GROUP

   Credit Suisse                     Credit Suisse                Winterthur
                                     First Boston

  Private Banking              Institutional Securities         Life & Pensions


 Corporate & Retail                  Wealth & Asset                Non-Life
      Banking                          Management

-----------------------        ---------------------------      ----------------
Credit Suisse                  Credit Suisse First Boston       Winterthur
Legal entity                   Legal entity                     Legal entity

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  June 24, 2004                    By:  /s/ David Frick
    --------------------                    -------------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director